Exhibit 99

June 29, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:	Disclosure under Regulation 30 read with Clause 7 of Paragraph A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is in addition to the intimation made by the Bank to the stock exchanges, earlier today.

We wish to inform you that the Board of Directors of the Bank at its meeting held today i.e. on June 29, 2026, additionally took the following decisions:

(iii)

Based on the recommendations of the Audit Committee and Governance, Nomination and Remuneration Committee, approved the appointment of Mr. Puneet Sharma as the Chief Financial Officer - Designate (CFO-Designate) w.e.f. September 1, 2026 and as Chief Financial Officer w.e.f. December 1, 2026; and

(iv)

Based on the recommendations of the Governance, Nomination and Remuneration Committee, approved the appointment of Mr. Jigar Shah as the General Counsel – Designate (GC-Designate), effective August 20, 2026 and as the General Counsel, effective October 1, 2026.

Both, Mr. Puneet Sharma and Mr. Jigar Shah would be part of Senior Management Personnel of the Bank with effect from their date of joining the Bank as CFO-Designate and GC-Designate, respectively.

Further, Mr. Puneet Sharma would be a Key Managerial Person of the Bank under Section 203 of the Companies Act, 2013, upon his assumption of office as Chief Financial Officer, i.e. effective December 1, 2026. He satisfies the qualifications/ conditions prescribed under the Reserve Bank of India (Commercial Banks - Governance) Directions, 2025, for appointment of a chief financial officer.

The details as required in terms of disclosure under Regulation 30 read with Clause 7 of Paragraph A of Part A of Schedule III to the SEBI Listing Regulations read with SEBI Master Circular no. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 are enclosed herewith as Annexure I.

The Board Meeting at which the above decision was taken, commenced at 7:15 p.m. and ended at 8:10 p.m.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Sr. No.	Particulars	Description	Description
1.	Reason for Change viz. appointment, ~~reappointment, resignation, removal, death or otherwise~~;	Appointment of Mr. Puneet Sharma as the Chief Financial Officer-Designate (CFO-Designate) and consequently, a Senior Management Person of the Bank.	Appointment of Mr. Jigar Shah as the General Counsel-Designate (GC-Designate) and consequently, a Senior Management Person of the Bank.

2.	Date of appointment/ ~~reappointment/ cessation (as applicable)~~ & term of appointment/~~re-appointment~~;	The effective date of appointment is September 1, 2026 Term- Full-time employment	The effective date of appointment is August 20, 2026 Term- Full-time employment

3.	Brief profile (in case of appointment);

Mr. Puneet Sharma brings over 26 years of experience cutting across banking, financial services and strategy. He has been the Group Executive and Chief Financial Officer of Axis Bank Limited and was responsible for Axis Bank’s finance function along with Investor Relations, Legal, Secretarial and other key corporate functions.

Prior to Axis Bank, Mr. Puneet Sharma was Chief Financial Officer at Tata Capital Limited, where he played a pivotal role in strengthening the finance function, driving strategic initiatives, managing Board and regulatory interactions, and supporting the organization’s growth and transformation agenda.

Earlier in his career, he held leadership roles at Citibank and The Boston Consulting Group, gaining extensive experience across banking, treasury, strategy, financial management and business operations.

Throughout his career, he has built deep expertise across financial planning, capital management, financial reporting, investor relations, governance, and regulatory engagement. He brings significant experience in working with Boards, regulators, investors, and other key stakeholders.

Mr. Puneet Sharma is a Chartered Accountant and holds a Post Graduate Programme in Management from the Indian School of Business, Hyderabad.

Mr. Jigar Shah has over three decades of experience across legal, compliance, governance and regulatory matters in the banking and financial services sector.

He has been associated with Elmcroft Consulting Services, where he led complex asset workout, restructuring and recovery mandates for a leading NBFC platform.

Prior to Elmcroft Consulting Services, Mr. Jigar Shah was the Managing Director at KKR India, where he served as Head of Legal & Compliance and was a member of the India Leadership Team. He was also a Whole-Time Executive Director and Business Leader for KKR India Financial Services.

Prior to KKR India, Mr. Shah was Managing Director and Head of Legal – India at JPMorgan Chase Bank and held various senior legal leadership roles at Deutsche Bank across India, Hong Kong and London. He began his legal career in the United Kingdom, working with leading international law firms before moving into financial services.

Mr. Jigar Shah holds an LLB (Hons.) degree from the University of Leicester, United Kingdom, completed his Law Society Finals from The College of Law, Guildford, and is admitted as a Solicitor in England and Wales. Over the course of his career, he has been recognized among India’s leading in-house legal professionals and has contributed to several industry and regulatory initiatives.

4.	Disclosure of relationships between directors (in case of appointment of a director).	Not applicable	Not applicable